EXHIBIT 8

The Stilwell Group Requisitions Kingsway Financial Services Inc. (KFS) Special Election to End Certain Payments to Board Members and to Remove Two Legacy Board Members

New York, NY, Jan 30/The Stilwell Group (“the Group”) requisitioned a special election to put an end to certain payments to board members and to remove two legacy board members.

Joseph Stilwell stated, “Since our nominees joined the board three weeks ago, we have been shocked at the deep passivity of many directors. These board members do not act like representatives of the owners. I trust that the removal of a couple of the legacy board members will help cut through the inertia that currently pervades the board.”

“Further, with the ratings downgrade last week, the company must move promptly to sell non-core lines of business. The current practice of holding-company board members sitting on subsidiary boards and being paid for doing so creates a perverse incentive which is antithetical to what the company must now do. It is inappropriate and sets a terrible example since KFS must now make meaningful expense reductions.”

The special election will be held to reduce the Kingsway Financial Services Inc. (“Kingsway”) board of directors by two and the Stilwell Group will not nominate replacements. The Group’s current agreement prohibits them from seeking to control the board.

The Stilwell Group is a New York-based money management firm which currently owns 4,975,000 or 9% of Kingsway’s outstanding shares of common stock. The Stilwell Group is keenly interested in seeing Kingsway quickly reduce costs, focus on its core businesses, and increase long-term shareholder value.

Questions may be directed to:

Wes Hall	Suzanne Griffin
President and CEO	Director of Communications
Kingsdale Shareholder Services Inc.	The Stilwell Group
1-416-867-2342	26 Broadway, 23rd floor
New York, NY 10004
(212) 269-1551